UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170060

DIVISION OF
CORPORATION FINANCE

January 30, 2017

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Johnson & Johnson
Incoming letter dated December 22, 2016

Dear Mr. Gerber:

This is in response to your letter dated December 22, 2016 concerning the shareholder proposal submitted to Johnson & Johnson by The Gun Denhart Living Trust and Walden Asset Management. We also have received a letter on behalf of The Gun Denhart Living Trust dated January 25, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanford@strategiccounsel.net

January 30, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Johnson & Johnson
Incoming letter dated December 22, 2016

The proposal requests that the board issue a report reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including whether the company should endorse partial or full industry responsibility for take-back programs by providing funding or resources for such programs.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to Johnson & Johnson's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Johnson & Johnson relies.

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

January 25, 2017
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Johnson & Johnson Regarding Pharmaceutical Stewardship on Behalf of As You Sow

Ladies and Gentlemen:

The Gun Denhart Living Trust (the "Proponent") is beneficial owner of common stock of Johnson & Johnson (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company, along with co-filer Walden Asset Management. I have been asked by the Proponent to respond to the letter dated December 22, 2016 ("Company Letter") sent to the Securities and Exchange Commission by Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP.

SUMMARY

The Proposal asks the Company to issue a report reviewing the company's existing policies for safe disposition of prescription drugs by users to prevent water pollution, and in particular to determine whether the company should endorse partial or full industry responsibility for take back of prescription drugs.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) as addressing ordinary business. However, the Proposal addresses a significant policy issue, water pollution reduction. As unused pharmaceuticals are being dumped down the drain, where they are contributing to an especially problematic form of pollution. Drinking water contamination is resulting in public water supplies being tainted with harmful pollutants. State and local governments are beginning to respond by creating mandatory requirements for pharmaceutical company responsibility. This is a topic of widespread debate – a significant policy issue - with a nexus to the Company and the Proposal does not micromanage, therefore the Proposal is not excludable pursuant to Rule 14a-8(i)(7).

The Company asserts that the existing actions of the Company constitute substantial implementation under Rule 14a-8(i)(10). While the Company has done some general actions on product design and consumer education, when it comes to the core issue of the proposal, evaluating the role of the company in pharmaceutical take back, the Company merely notes that take back of pharmaceuticals is useful "where available." This noncommittal response fails to address the core issue of the Proposal, and therefore the Proposal is not excludable pursuant to Rule 14a-8(i)(10).

THE PROPOSAL

The text of the resolved clause of the Proposal states:

> **RESOLVED:** Shareowners of Johnson & Johnson request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

The full Proposal is appended to this letter.

ANALYSIS

I. The Proposal may not be excluded pursuant to Rule 14a-8(i)(7) because the proposal deals with the significant public policy issue of reducing water pollution caused by disposal of used pharmaceuticals.

A. The Proposal addresses the significant policy issue of water pollution reduction and therefore is not excludible under Rule 14a-8(i)(7).

Johnson & Johnson argues that the Proposal is excludable because, under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations."

However, this Proposal is not excludable, because it focuses on the significant policy issue of reducing pharmaceutical pollution/harm. Staff guidance indicates that proposals relating to ordinary business matters but focusing on sufficiently significant social policy issues generally are not subject to exclusion under Rule 14a-8(i)(7), because such proposals transcend day-to-day business matters and raise policy matters so significant that they are appropriate for a shareholder vote. *See* 1998 Release.

Lack of free, convenient programs for the safe disposal of prescription drugs is contributing to increasing levels of the drugs in public drinking water supplies, posing extreme risks to public health and safety.

For examples of Staff decisions treating water pollution as a significant policy issue, see *Time Warner Inc.* (February 22, 1996); *Arch Coal* (February 10, 2012); *Cabot Oil and Gas* (January 28, 2010). Further, the responsibility for preventing pollution and harmful exposures to products or materials after they leave a company's hands can still be a significant policy issue and not an excludable matter of ordinary business, as demonstrated by *AT&T* (February 7, 2013) where the proposal requested a report on actions AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. This proposal sought a report that addressed how to prevent and reduce toxic exposures both before materials arrive at the company and after they leave the company's hands and are disposed or recycled. Similarly, the present proposal seeks to address the problem of what happens in terms of pollution and public health impacts when, inevitably, a portion of the pharmaceuticals sold by the Company go unused and must be disposed of.

Moreover, Staff Legal Bulletin 14H has made it clear that if a proposal addresses in its entirety significant policy issue like water pollution, it can certainly request information about "nitty-gritty" business matters that are directly related to that subject matter. In this instance, the interface between the company and the end users /customers of pharmaceuticals is a necessary and appropriate "nitty-gritty" element for proposal seeking to resolve these pollution problems.

B. Harmful impacts of improper drug disposal on water quality and public health and safety

Many consumers flush unused medication down the toilet as a method of disposal, and these drugs end up at water treatment plants not equipped to safely process medicines. A 2008 Associated Press investigation found antibiotics, anti-convulsants, mood stabilizers and sex hormones in drinking water supplies serving 41 million Americans. Synthetic estrogens in oral contraceptives flushed into waterways have been linked to impaired reproduction and sex changes in aquatic species. In February 2016, researchers disclosed evidence of 81 drugs and personal-care products in the water and tissue of chinook in Puget Sound "with levels detected among the highest in the nation."

C. Policy debate on pharmaceutical takeback

Local and state governments have recognized the public health threat and have begun enacting laws mandating take back programs paid for by pharmaceutical manufacturers. After Alameda County, California, passed the first ordinance in 2012 requiring pharmaceutical companies to fund take-back programs for unused prescription drugs, the Pharmaceutical Research and Manufacturers Association (PhRMA) sued the county, contending that the law violated the interstate commerce clause of the U.S. Constitution. However, the county prevailed in district and appeals courts and in 2015 the Supreme Court declined to review the case. There are currently 16 U.S. city and county ordinances, and two state laws mandating take back programs (Vermont, Mass.), with pending state legislation in Washington and Oregon, and a county ordinance in Los Angeles, Calif. At the federal level in 2016, four national take back bills were introduced: HR 4931 (Slaughter); HR 953 (Sensenbrenner); HR 2463 (Bera); and S 524 (Whitehouse).

Pharmaceutical Take Back Ordinances in California (City and County Level)

- Alameda County, Ordinance adopted 7/26/12
- City & County of San Francisco**,** Ordinance adopted 3/26/15
- San Mateo County, Ordinance adopted 4/28/15
- Santa Clara County, Ordinance adopted 6/23/15
- Marin County, Ordinance adopted 8/11/15
- Santa Cruz County (combined medications and sharps), Ordinance adopted 12/8/15
- Santa Barbara County, Ordinance adopted 6/21/16
- City of Santa Cruz, Ordinance adopted 8/9/16
- City of Capitola, Ordinance adopted 8/25/16
- City of Scotts Valley, Ordinance adopted 12/7/16
- Contra Costa County, Ordinance adopted 12/20/2016
- County of Los Angeles combined medication and sharps – introduced but not passed

Pharma Take Back Ordinances Outside California

King County WA, Ordinance Adopted 6/20/13
Snohomish County WA, passed 6/14/16
Cook County, IL passed 10/26/16
Kitsap County, WA passed 12/6/16
Pierce County, WA passed 12/7/16

State Legislation Passed that includes Producer Responsibility for Drug Take Back

- State of Massachusetts – H.4056 covers opioid medications ONLY. Allows companies to comply by meeting 2 of 4 following options - mail-back; one-day events; in-home disposal; take-back/collection kiosks. Signed 3/14/16
- State of Vermont – S.243 provides for establishment of statewide unused prescription drug disposal program with funding provided in part by fee assessed on producers. Signed 6/8/16

Proposed State Legislation that includes Producer Responsibility for Drug Take Back

- State of Washington – HB 1047 would establish a statewide medication take-back program fully funded and operated by industry. Will be introduced in new legislative session which begins 1/9/17
- State of Oregon HR 2386

These numerous initiatives, at the state and federal levels, as well as company-initiated initiatives, clearly demonstrate that stemming drug abuse by making proper disposal easier is a matter of significant public concern.

In addition, there are laws being enacted or considered in other countries where the Company does business, including Belgium, France, Hungary, Portugal, Spain, Canada, Mexico, Brazil and Colombia requiring responsibility or product takeback by pharmaceutical manufacturers. The Company sells pharmaceutical products internationally in 70 countries according to the website. Moreover, the Company's 10-K for 2015 noted that it has research facilities or labs in each of those countries.

D. Opioid drug abuse

Drug overdose now is the leading cause of accidental death in the U.S., surpassing auto accidents, with 47,055 lethal drug overdoses in 2014. Opioid addiction is driving the epidemic, with 18,893 overdose deaths related to prescription pain relievers, and 10,574 overdose deaths related to heroin. Many consumers hold onto unneeded drugs because they lack convenient collection and disposal options, which can have tragic consequences; President Barack Obama has stated that most young people who begin misusing prescription drugs get them from the family medicine cabinet.

A recommendation of the 2011 White House report "Epidemic: Responding to America's Prescription Drug Abuse Crisis" is to engage PhRMA (the pharmaceutical trade association) and others in the private sector to support community-based medication disposal programs. Appropriately, Pillar 3 of the 2014 National Drug Control Strategy is "Increase Prescription Return/Take-Back and Disposal Programs". This national strategy states that "Nearly 70 percent of people misusing prescription pain relievers report getting them from a friend or relative the last time they misused these drugs. This is how many new non-medical users of prescription medication initially obtain these drugs. Medication disposal programs allow individuals to dispose of unneeded or expired medications in a safe, timely, and environmentally responsible manner and can help prevent potential diversion and abuse." (p.75)

Michael Botticelli, Director of White House National Drug Control Policy has stated, "Providing safe and convenient disposal options for prescription drugs and expanding access to the lifesaving overdose-reversal drug naloxone are critical parts of our national strategy to stop the prescription drug and heroin overdose epidemic, along with effective enforcement, prevention and treatment." The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, collecting and disposing of more than 5.5 million pounds of medications in just 10 events.

E. Industry peers are taking action

Several industry peers have already taken action. Eli Lilly & Co. recently provided a grant for a program that will provide 100 disposal boxes at pharmacies in Indiana. In February 2016,

Walgreens, the largest U.S. pharmacy chain, announced it will install drug disposal kiosks in 500 drugstores in 39 states and Washington, D.C. as part of a broader effort to counter drug abuse. Walgreen emphasized that "prescription drug abuse continues to be a public health and safety risk" and said kiosks would address a key contributor to the drug abuse crisis. However, such programs are in their infancy, and only about 1 percent of American pharmacies have set up disposal programs. Later in 2016, CVS Health, the second largest U.S. pharmacy chain, announced a partnership with the city of Milwaukee to provide postage-paid drug disposal envelopes available in Milwaukee-area CVS Pharmacy locations and select city departments at no cost to consumers. The company stated "CVS Health is dedicated to helping the communities we serve address and prevent prescription drug abuse. One effective mitigation strategy is to make convenient and safe medication disposal accessible to communities. This not only stops diversion and misuse of prescription medications, it prevents these drugs from contaminating waterways."

The evidence is strong that the issues raised by the proposal are a significant policy issue, with a clear nexus to the company, and that the proposal does not micromanage. Therefore, the proposal is not excludable pursuant to Rule 14a-8(i)(7).

II. The Proposal is not substantially implemented and not excludable pursuant to rule 14a-8(i)(10).

The Company notes that SEC Staff have held that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (Mar. 28, 1991). In addition, the Staff considers whether the company's actions meet the essential purpose of the proposal. By both criteria, the Company's activities fail to rise to the level of substantial implementation.

The proposal requests the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a **proactive response**, including **determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs."** [emphasis added]

The Company argues that various disclosures on its web site constitute substantial implementation by discussing existing policies for safe disposition by users of prescription drugs. Most of the discussion of actions taken relate to broad packaging and environmental company policies for product design, and recycling and reuse, rather than relating to the issues of take back and disposal of prescription drugs such as the addictive opioids it manufactures including Fentanyl patch and Nucynta.

More fundamentally, nowhere on its website or in other public disclosure does the company address a core request of the resolved clause, discussing "whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs”.

For instance, the materials in the cited Citizenship & Sustainability Annual Report focus on packaging and other recyclable products and only one passage really seems to directly address the “issue of pharmaceuticals in the environment” which the report says should be “actively studied and monitored.” The report describes Johnson & Johnson’s investments in efforts to improve the science of pharmaceuticals in the environment (“PIE”), including “the public-private Innovative Medicines Initiative’s iPIE project” aimed to “ensure the protection of human health and ecosystems.”

The closest the company comes to disclosures that are on point to the Proposal are in the Company's webpage entitled “Pharmaceuticals in the Environment (PIE)”. The webpage explains that the strategic plan will seek the “development of predicted ‘no effect’ levels for pharmaceuticals.”

The Pharmaceuticals in the Environment page is notably unresponsive to the core request of the Proposal. While the Proposal requests that the Company address its potential role in pharmaceutical takeback, instead the page only says on this topic:

> A second pathway is through consumer disposal of unused or expired medicines. Johnson & Johnson supports the U.S. White House Office of National Drug Control Policy for the Proper Disposal of Prescription Pharmaceuticals. This policy suggests a combined disposal approach is best, <u>including take-back programs when they are available</u>, trash disposal for most medicines, and flushing for some specific pharmaceuticals, such as narcotics. [emphasis added]

While acknowledging the *value* of take-back programs, there is no discussion of whether a system of take back programs in local communities funded partly or wholly by drug manufacturers should be developed or explored as sought in the resolved clause

Thus, the page does not reflect an evaluation as requested by the Proposal that the Company consider whether it should play a role in pharmaceuticals takeback itself, but only recognizes that takeback programs have a place in policy "when they are available." As such, the Company cannot be said to have substantially implemented the Proposal.

CONCLUSION

Based on the foregoing, we believe it is clear that the Company has provided no basis for the conclusion that the Proposal is excludable from the 2017 proxy statement pursuant to Rule 14a-8. As such, we respectfully request that the Staff inform the company that it is denying the no action letter request. If you have any questions, please contact me at 413 549-7333 or sanfordlewis@strategiccounsel.net.

Sincerely,



Sanford Lewis

cc: Marc S. Gerber

THE PROPOSAL

WHEREAS: Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers.

Consumers lacking drug disposal programs in their communities often flush old drugs down the drain or toilet, contributing to water pollution. Numerous studies have found detectable levels of pharmaceuticals in surface and groundwater drinking water sources. Water treatment plants are not equipped to remove such medicines. The U.S. Environmental Protection Agency advises consumers not to flush prescription drugs, but to return medications to a disposal or take back program.

In 2014, overdoses from prescription pain medications killed more than 18,000 Americans. President Obama has said that most young people who begin misusing prescription drugs get them from the medicine cabinet. Lack of convenient disposal programs for prescription drugs has been linked to poisoning of children and pets; misuse by teenagers and adults; and seniors accidentally taking the wrong medicine. About 3 billion needles are used in U.S. homes annually to deliver medication; their improper disposal leads to needles washing up on beaches and threats to sanitation workers handling waste with used needles.

Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these critical problems. The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, collecting and disposing of more than 5.5 million pounds of medications in just ten events. But far more convenient and ongoing collection services are needed. The National Drug Control Strategy report calls for establishment of longterm, sustainable disposal programs in communities.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. Several states have enacted regulations requiring manufacturers of paint, pesticides, and electronics to develop programs for take back and proper recycling or disposal. The province of Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs. While the company has published detailed social responsibility statements on issues like climate change and biodiversity, it has not issued a position on this escalating policy area.

RESOLVED: Shareowners of Johnson & Johnson request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

Supporting Statement:

Management may also consider other harms besides water pollution in evaluating take back programs, and whether, in addition to addressing disposition of prescription drugs, such programs should encompass accessories such as used needles and syringes.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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BY EMAIL (shareholderproposals@sec.gov)

December 22, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Johnson & Johnson – 2017 Annual Meeting
Omission of Shareholder Proposal of
The Gun Denhart Living Trust and
Walden Asset Management

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, Johnson & Johnson, a New Jersey corporation, to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with Johnson & Johnson's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The Gun Denhart Living Trust (the "Trust"), with As You Sow authorized to act on behalf of the Trust, and co-filed by Walden Asset Management ("Walden"), from the proxy materials to be distributed by Johnson & Johnson in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). As You Sow, the Trust and Walden are sometimes referred to collectively as the "Proponents."

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as notice of Johnson & Johnson's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if they submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Johnson & Johnson.

I. The Proposal

The text of the resolution in the Proposal is copied below:

> **RESOLVED:** Shareowners of Johnson & Johnson request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Johnson & Johnson's view that it may exclude the Proposal from the 2017 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to Johnson & Johnson's ordinary business operations; and
- Rule 14a-8(i)(10) because Johnson & Johnson has substantially implemented the Proposal.

III. Background

On November 11, 2016, Johnson & Johnson received the Proposal, accompanied by a cover letter from As You Sow dated November 9, 2016, and a letter from the Trust dated October 25, 2016, authorizing As You Sow to file the Proposal and to act on behalf of the Trust. On November 11, 2016, Johnson & Johnson received a letter from Fidelity Investments verifying the Trust's stock ownership as of November 9, 2016. On November 16, 2016, Johnson & Johnson received a copy of the Proposal, accompanied by a cover letter from Walden dated November 14, 2016, designating As You Sow as the primary filer of the Proposal, and a letter from U.S. Bank verifying Walden's stock ownership for at least one year as of November 14, 2016. On November 22, 2016, Johnson & Johnson sent a letter to the Trust requesting a written statement verifying that the Trust beneficially owned the requisite number of shares of Johnson & Johnson common stock for at least one year as of November 9, 2016, the date the Proposal was submitted to Johnson & Johnson (the "Deficiency Letter"). On November 28, 2016, Johnson & Johnson received a revised letter from Fidelity Investments verifying the Trust's stock ownership for at least one year as of November 9, 2016, the date the Proposal was submitted to Johnson & Johnson. Copies of the Proposal, cover letters, Deficiency Letter and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Johnson & Johnson's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff has permitted exclusion of a shareholder proposal under Rule 14a-8(i)(7) relating to the steps a company takes to ensure that its customers properly dispose of its products. Specifically, in *Amazon.com, Inc.* (Mar. 17, 2016), the proposal sought a report on the company's policy options to reduce potential pollution and public health problems from electronic waste generated as a result of its sales to consumers and options to increase the safe recycling of such wastes. The proposal's recital focused on the toxicity of materials contained in the electronic products sold by the company and claimed that the company "provide[d] no option for consumers who have end-of-life electronics to safely and conveniently recycle them through Amazon.com." The recital also stated the proponent's view that the company should "provide a take back program" for its products. In granting relief to exclude the proposal under Rule 14a-8(i)(7), the Staff concluded that the proposal related to the ordinary business matter of "the company's products and services."

The Staff also has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) relating to the steps a company takes to prevent its customers from misusing its products. In *FMC Corp.* (Feb. 25, 2011, *recon. denied* Mar. 16, 2011), for example, the proposal sought, among other things, an immediate moratorium on sales and a withdrawal from the market of a specific pesticide, as well as other pesticides "where there is documented misuse of products harming wildlife or humans, until FMC effectively corrects such misuse," and a "report … addressing all documented product misuses worldwide … and proposing changes to prevent further misuse." In granting relief to exclude the proposal under Rule 14a-8(i)(7), the Staff concluded that the proposal related to the ordinary business matter of "products offered for sale by the company." *See also Pfizer Inc.* (Mar. 1, 2016) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report that described the steps Pfizer has taken to prevent the sale of its medicines to prisons for the purpose of aiding executions, noting that the proposal related to the ordinary business matter of "the sale or distribution of [the company's] products").

In this instance, the Proposal focuses both on the steps Johnson & Johnson takes to ensure that its customers properly dispose of its products and the steps it takes to prevent its customers from misusing its products, both ordinary business matters. In this regard, the recital refers to the "[l]ack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories" and to regulations that require certain manufacturers to "develop programs for take back and proper recycling or disposal" of products. The recital also attributes "illicit drug use," "drug addiction," "misuse by teenagers and adults," and "seniors accidentally taking the wrong medicine" to the perceived lack of proper product disposal programs. The Proposal itself urges Johnson & Johnson to take additional steps to ensure the proper disposal of its products and prevent their misuse by providing a report that reviews Johnson & Johnson's "existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs." Matters such as these, involving the products and services offered by Johnson & Johnson, are fundamental to Johnson & Johnson's day-to-day operations and cannot, as a practical matter, be subject to direct shareholder oversight. Thus, the Proposal's attempt to involve shareholders in Johnson & Johnson's decisions with respect to such matters is precisely the type of effort that Rule 14a-8(i)(7) is intended to prevent. Therefore, as in *Amazon.com*, *FMC* and *Pfizer*, the Proposal impermissibly relates to Johnson & Johnson's ordinary business matters.

Accordingly, Johnson & Johnson believes that the Proposal may be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to Johnson & Johnson's ordinary business operations.

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because Johnson & Johnson Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 34-12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff consistently has permitted the exclusion of a proposal when it has determined that the company's policies, practices and procedures or public disclosures compare favorably with the guidelines of the proposal. *See, e.g.*, *Wal-Mart Stores, Inc.* (Mar. 27, 2014); *Peabody Energy Corp.* (Feb. 25, 2014); *The Goldman Sachs Group, Inc.* (Feb. 12, 2014); *Hewlett-Packard Co.* (Dec. 18, 2013); *Deere & Co.* (Nov. 13, 2012); *Duke Energy Corp.* (Feb. 21, 2012); *Exelon Corp.* (Feb. 26, 2010); *ConAgra Foods, Inc.* (July 3, 2006); *The Gap, Inc.* (Mar. 16, 2001); *Nordstrom, Inc.* (Feb. 8, 1995); *Texaco, Inc.* (Mar. 6, 1991, *recon. granted* Mar. 28, 1991).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. In *Wal-Mart Stores, Inc.* (Mar. 30, 2010), for example, the proposal requested that the company adopt six principles for national and international action to stop global warming. The company argued that its Global Sustainability Report, available on the company's website, substantially implemented the proposal. Although the report referred to by the company set forth only four principles that covered most, but not all, of the issues raised by the proposal, the Staff concluded that the company had substantially implemented the proposal. *See also, e.g.*, *MGM Resorts Int'l* (Feb. 28, 2012) (permitting exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on the company's sustainability policies and performance and recommending the use of the Governance Reporting Initiative Sustainability Guidelines, where the company published an annual sustainability report that did not use the Governance Reporting Initiative Sustainability Guidelines or include all of the topics covered therein); *Alcoa Inc.* (Dec. 18, 2008) (permitting exclusion under Rule 14a-8(i)(10) of a proposal requesting a report that describes how the company's actions to reduce its impact on global climate change may have altered the current and future global climate, where the company published general reports on climate change, sustainability and emissions data on its website); *ConAgra Foods* (May 26, 2006) (permitting exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company issue a sustainability report that includes "the company's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability," where the company published a Corporate Responsibility Report on its website that covered the meaning of "sustainability" in three broads areas: social, environment and workplace matters).

Johnson & Johnson believes that it has substantially implemented the Proposal, the essential objective of which is to obtain a report on Johnson & Johnson's existing policies for the safe disposition by users of prescription drugs and options to address harms resulting from the improper disposal of those drugs.

From the homepage of Johnson & Johnson's website, under the "Our Caring" tab, users can go directly (or indirectly, through the "Our Citizenship & Sustainability" webpage) to a comprehensive report, entitled the "2015 Citizenship & Sustainability Annual Report," that offers information concerning Johnson & Johnson's existing policies for the safe disposition by users of prescription drugs and suggests options for preventing those drugs from harming the environment.[1] In particular, pages 38–40 of the report explain Johnson & Johnson's commitment to managing the "end of life and disposal" of its products. The report indicates that Johnson & Johnson works with its customers to "evaluate opportunities to increase the number and quantity of products that can be recycled and reprocessed" and that

---

1 Pages 38–40 of the 2015 Citizenship & Sustainability Annual Report are attached hereto as Exhibit B. The full 2015 report is available at http://www.jnj.com/sites/default/files/pdf/cs/2015-JNJ-Citizenship-Sustainability-Report.pdf. Citizenship & Sustainability Annual Reports for the years 2012 through 2014 also are available at https://www.jnj.com/about-jnj/annual-reports.

Johnson & Johnson's Sterilmed business involves the collection of "devices bound for landfills or incineration," which "significantly reduc[es] waste disposal."

The report also conveys Johnson & Johnson's view that the "issue of pharmaceuticals in the environment" should be "actively studied and monitored." For example, the report describes Johnson & Johnson's investments in efforts to improve the science of pharmaceuticals in the environment ("PIE"), including "the public-private Innovative Medicines Initiative's iPIE project" aimed to "ensure the protection of human health and ecosystems." The report further describes Johnson & Johnson's investment in teen, patient and physician education programs that "address prescription drug abuse," such as the "Smart Moves, Smart Choices" program and the "Prescribe Responsibly" initiative.

In addition, the report explains that to protect patients and healthcare practitioners from injuries resulting from sharps (*e.g.*, needles, syringes, injection devices and lancets), Johnson & Johnson has "committed to designing our self-injected healthcare products and lancets with safety features that minimize the chance of needle stick following use of the device." The report also describes Johnson & Johnson's product stewardship focus as "critical to advancing sustainability" and emphasizes its desire to continuously innovate products by "designing more sustainable solutions across all parts of a product's life cycle." Johnson & Johnson also maintains another webpage entitled "Product Stewardship / Earthwards" that provides an overview of Johnson & Johnson's "commitment to product stewardship" and explains how Johnson & Johnson addresses "environmental and social impacts" and "drive[s] continuous product innovation by designing more sustainable solutions across a product's lifecycle."[2] The webpage links to several additional webpages that detail, among other things, Johnson & Johnson's initiative to "Advanc[e] Sustainability in Health Care" and its "Product Stewardship Requirements." Specifically, the Product Stewardship Requirements webpage explains that to "ensure our products meet environmental, health and safety prerequisites, every team must" answer the question "[w]hat happens to the product after it [i]s used."

Further, the report describes Johnson & Johnson's efforts to reduce the environmental impacts of medicines, devices and other resources used to provide health care goods and services. To that end, the report describes Johnson & Johnson's partnership with several other companies, in conjunction with the

[2] The webpage is available at http://www.jnj.com/caring/citizenship-sustainability/strategic-framework/product-stewardship-earthwards and a copy is attached hereto as Exhibit C.

Coalition for Sustainable Pharmaceuticals and Medical Devices ("CSPM"), to address "the way we deliver care, to redesign services and to promote prevention." The report also refers to the 2015 Sustainable Care Pathways Guidance, a framework developed through the work of CSPM and the United Kingdom's National Health Services to more consistently quantify sustainability performance "with the intent of providing support to decision makers in their choices related to improving [such] performance."

Finally, in addition to the report described above, Johnson & Johnson maintains a webpage entitled "Pharmaceuticals in the Environment (PIE)" that outlines Johnson & Johnson's strategic plan concerning PIE. The webpage explains that the strategic plan is meant to guide the company's efforts through 2020, including the "development of predicted 'no effect' levels for pharmaceuticals."[3]

Given the information described above, which Johnson & Johnson makes publicly available on its website, Johnson & Johnson already informs shareholders of its existing policies for the safe disposition by users of prescription drugs and its suggested options for preventing those drugs from harming the environment. Therefore, as in the precedent described above, Johnson & Johnson believes it has satisfied the Proposal's essential objective and that its policies and public disclosures compare favorably with those requested by the Proposal.

Accordingly, Johnson & Johnson believes that the Proposal may be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(10) as substantially implemented.

VI. Conclusion

Based upon the foregoing analysis, Johnson & Johnson respectfully requests that the Staff concur that it will take no action if Johnson & Johnson excludes the Proposal from its 2017 proxy materials.

---

[3] The materials are available at http://www.jnj.com/caring/citizenship-sustainability/strategic-framework/pharmaceuticals-in-the-environment and are attached hereto as Exhibit D.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Johnson & Johnson's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Enclosures

cc: Elizabeth Forminard
Worldwide Vice President, Corporate Governance
General Counsel Supply Chain & Procurement
Johnson & Johnson

Conrad MacKerron
Senior Vice President
As You Sow

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement
Walden Asset Management

EXHIBIT A

(see attached)

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

RECEIVED
NOV 11 2016
Law Department

Nov. 9, 2016

Thomas J. Spellman III
Assistant General Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933 USA

Dear Mr. Spellman:

As You Sow is filing a shareholder proposal on behalf of The Gun Denhart Living Trust ("Proponent"), a shareholder of Johnson & Johnson stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Shareholders are concerned that Johnson & Johnson does not have a policy in regard to responsibility for collection and recycling of expired and unused prescription medications and drug accessories like needles and syringes.

Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers. Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these problems.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. We are asking the company to consider assuming financial responsibility, with peers, for collection and disposal of prescription drugs. Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs.

A letter from The Gun Denhart Living Trust authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We hope continued good faith dialogue may result in withdrawal of this proposal.

Sincerely,

Conrad MacKerron
Senior Vice President

Enclosures

- Shareholder Proposal
- The Gun Denhart Living Trust Authorization

WHEREAS: Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers.

Consumers lacking drug disposal programs in their communities often flush old drugs down the drain or toilet, contributing to water pollution. Numerous studies have found detectable levels of pharmaceuticals in surface and groundwater drinking water sources. Water treatment plants are not equipped to remove such medicines. The U.S. Environmental Protection Agency advises consumers not to flush prescription drugs, but to return medications to a disposal or take back program.

In 2014, overdoses from prescription pain medications killed more than 18,000 Americans. President Obama has said that most young people who begin misusing prescription drugs get them from the medicine cabinet. Lack of convenient disposal programs for prescription drugs has been linked to poisoning of children and pets; misuse by teenagers and adults; and seniors accidentally taking the wrong medicine. About 3 billion needles are used in U.S. homes annually to deliver medication; their improper disposal leads to needles washing up on beaches and threats to sanitation workers handling waste with used needles.

Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these critical problems. The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, collecting and disposing of more than 5.5 million pounds of medications in just ten events. But far more convenient and ongoing collection services are needed. The National Drug Control Strategy report calls for establishment of long-term, sustainable disposal programs in communities.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. Several states have enacted regulations requiring manufacturers of paint, pesticides, and electronics to develop programs for take back and proper recycling or disposal. The province of Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs. While the company has published detailed social responsibility statements on issues like climate change and biodiversity, it has not issued a position on this escalating policy area.

RESOLVED: Shareowners of Johnson & Johnson request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

Supporting Statement:

Management may also consider other harms besides water pollution in evaluating take back programs, and whether, in addition to addressing disposition of prescription drugs, such programs should encompass accessories such as used needles and syringes.

October 25, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 25, 2016, the undersigned, The Gun Denhart Living Trust (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Johnson and Johnson, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Johnson and Johnson stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

Gun Denhart
Trustee
The Gun Denhart Living Trust

Fidelity Family Office Services 200 Seaport Blvd. Z2N
Boston, MA 02210

Fidelity INVESTMENTS

November 11, 2016

Douglas Chia
Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933 USA

Dear Mr. Chia,
Fidelity Investments, a DTC participant, acts as the custodian for the Gun Denhart Living Trust. As of and including November 9, 2016, Fidelity Investments has continuously held 92 shares of Johnson & Johnson common stock (Cusip # 478160104) for over one year on behalf of the Gun Denhart Living Trust.

We confirm that Gun Denhart Living Trust has beneficial ownership of at least $2,000 in market value of the voting securities of Johnson & Johnson, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Kevin Kennedy
Client Service Manager
Fidelity Family Office Services

Walden Asset Management

Advancing sustainable business practices since 1975

November 14, 2016

Mr. Thomas Spellman
Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman:

Walden Asset Management holds at least 399,760 shares of Johnson & Johnson on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with approximately $2.7 billion in assets under management. We have been pleased to be a long-term owner of Johnson & Johnson stock and very much appreciate the many meaningful dialogues we have had over the years with Johnson & Johnson colleagues.

Walden Asset Management is [redacted] requesting the Board of Directors issue a report assessing the feasibility of adopting a policy of producer responsibility for disposal programs for unneeded or expired drugs and accessories.

We are co-filing the enclosed shareholder proposal with [redacted] for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Johnson & Johnson shares. As You Sow is the primary filer of the resolution.

We have been a shareholder for more than one year holding over $2,000 of Johnson & Johnson shares and will continue to hold at least $2,000 of Johnson & Johnson stock through the next annual meeting. Verification of our ownership position will be provided on request by our sub-custodian who is a DTC participant. A representative will attend the stockholders' meeting to move the resolution as required by SEC rules. We hereby deputize As You Sow to act on our behalf to withdraw this resolution.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

282

WHEREAS: Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers.

Consumers lacking drug disposal programs in their communities often flush old drugs down the drain or toilet, contributing to water pollution. Numerous studies have found detectable levels of pharmaceuticals in surface and groundwater drinking water sources. Water treatment plants are not equipped to remove such medicines. The U.S. Environmental Protection Agency advises consumers not to flush prescription drugs, but to return medications to a disposal or take back program.

In 2014, overdoses from prescription pain medications killed more than 18,000 Americans. President Obama has said that most young people who begin misusing prescription drugs get them from the medicine cabinet. Lack of convenient disposal programs for prescription drugs has been linked to poisoning of children and pets; misuse by teenagers and adults; and seniors accidentally taking the wrong medicine. About 3 billion needles are used in U.S. homes annually to deliver medication; their improper disposal leads to needles washing up on beaches and threats to sanitation workers handling waste with used needles.

Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these critical problems. The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, collecting and disposing of more than 5.5 million pounds of medications in just ten events. But far more convenient and ongoing collection services are needed. The National Drug Control Strategy report calls for establishment of long-term, sustainable disposal programs in communities.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. Several states have enacted regulations requiring manufacturers of paint, pesticides, and electronics to develop programs for take back and proper recycling or disposal. The province of Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs. While the company has published detailed social responsibility statements on issues like climate change and biodiversity, it has not issued a position on this escalating policy area.

RESOLVED: Shareowners of Johnson & Johnson request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

Supporting Statement:

Management may also consider other harms besides water pollution in evaluating take back programs, and whether, in addition to addressing disposition of prescription drugs, such programs should encompass accessories such as used needles and syringes.

Institutional Trust and Custody
425 Walnut Street
Cincinnati, OH 45202

usbank.com

Date: November 14, 2016

To Whom It May Concern:

U.S. Bank is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) and its investment division Walden Asset Management.

We are writing to confirm that Boston Trust has had beneficial ownership of a least $2,000 in market value of the voting securities of **Johnson & Johnson (Cusip#478160104)** and that such beneficial ownership has existed continuously for over one year in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

U.S. Bank is a DTC participant.

Sincerely,

M Wolf

Melissa Wolf
Officer, Client Service Manager
Institutional Trust & Custody

Johnson & Johnson

THOMAS J. SPELLMAN III
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
TSPELLMA@ITS.JNJ.COM

November 22, 2016

VIA FEDEX and Email: mack@asyousow.org

The Gun Denhart Living Trust
c/o As You Sow
1611 Telegraph Ave., Ste 1450
Oakland, CA 94612

Attention: Conrad MacKerron, Sr. Vice President, As You Sow

Dear Mr. MacKerron:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 9, 2016 of the shareholder proposal you submitted, as representative for the Gun Denhart Living Trust (the "Trust"), regarding Drug Take-Back Programs, under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2017 Annual Meeting of Shareholders (the "Proposal"). The Trust has requested that all future communication regarding the proposal be addressed to you and communicated via e-mail. Please be advised that you must comply with all aspects of the Rule with respect to your shareholder proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Paragraph (b) of the Rule provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of Company shares, and to date, we have not received sufficient proof that you have satisfied the Rule's ownership requirements. The description of purported proof provided is insufficient because it was not submitted by a DTC participant. To remedy this defect, please furnish to us, within 14 days of your receipt of this letter, a new proof of ownership letter verifying that the Trust continuously held at least $2,000 in market value, or 1%, of Company shares entitled to be voted on the Proposal at the 2017 Annual Meeting for at least the one-year period preceding, and including, November 9, 2016, the date you submitted the Proposal, as required by paragraph (b)(1) of the Rule. As explained in paragraph (b) of the Rule and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 9, 2016, the date the Proposal was submitted; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 9, 2016, the date the Proposal was submitted.

If you plan to use a written statement from the "record" holder of your shares as your proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. You can confirm whether a particular broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including November 9, 2016, the date the Proposal was submitted.

- If your broker or bank is not on the DTC participant list, you will need to obtain a written statement from the DTC participant through which your shares are held verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 9, 2016, the date the Proposal was submitted. You should be able to find who this DTC participant is by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding, and including, November 9, 2016, the required amount of securities was continuously held – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming your broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send your response to me via facsimile at (732) 524-2185 or via e-mail at *tspellma@its.jnj.com*. For your convenience, a copy of the Rule and SEC Staff Legal Bulletin No. 14F is enclosed.

In the interim, you should feel free to contact either my colleague, Liz Forminard, Worldwide Vice President, Corporate Governance, at (732) 524-6232 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,

Thomas J. Spellman III

cc: E. Forminard, Esq.

Enclosures

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a

beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In The Hain Celestial Group, Inc. (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, Hain Celestial has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date before the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder]

held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting.

Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

[1] See Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. See Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] See Exchange Act Rule 17Ad-8.

[6] See Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] See KBR Inc. v. Chevedden, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); Apache Corp. v. Chevedden, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] Techne Corp. (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. See Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, additional proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow Layne Christensen Co. (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] See, e.g., Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

CODE OF FEDERAL REGULATIONS

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

Subpart A—Rules and Regulations Under the Securities Exchange Act of 1934

REGULATION 14A: SOLICITATION OF PROXIES

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to “you” are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word “proposal” as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the “record” holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a “say-on-pay vote”) or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Fidelity Family Office Services 200 Seaport Blvd. Z2N
Boston, MA 02210

Fidelity INVESTMENTS

November 28, 2016

Douglas Chia
Corp Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933 USA

Dear Mr. Chai.

National Financial Services LLC, a DTC participant, acts as the custodian for The Gun Denhart Living Trust ***FISMA & OMB MEMORANDM M-07-16*** As of and including November 09, 2016, National Financial Services LLC has held 92 shares of JNJ (Cusip 478160104) for over one year on behalf of The Gun Denhart Living Trust.

We confirm that Gun Denhart Living Trust has beneficial ownership of at least $2000 in market value of the voting securities of Johnson & Johnson, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934

Best Regards,

Patrick Rudolph
Client Service Manager
Fidelity Family Office Services

The Information in this letter, and subsequent attachments, may contain confidential information that is intended solely for the attention and use of the named addressee(s). This message or any part thereof must not be disclosed, copied, distributed or retained by any person without authorization from the sender.

EXHIBIT B

(see attached)

Packaging

Following the 2014 launch of our Responsibility Standard–Forest-Based Materials & Products, we focused our 2015 efforts on engaging suppliers of our forest-based materials. As a result, we have gained increased visibility on the country of origin of these materials, as well as on supply chain and deforestation risks. Suppliers demonstrate varying levels of ability to respond to inquiries, so continued focus in engaging this key stakeholder group is required to fully realize our standards.

We will continue to work with our suppliers to enhance the transparency of our forest-based materials supply chain. When instances of sourcing from high-priority countries are identified, we request specific information regarding the materials. We also request this information upfront during our supplier selection process. See Responsibility Standard–Forest-Based Materials & Products and the Procurement section of this report for more information.

PVC Elimination

For our Consumer products business, PVC packaging represents less than one percent of our total plastic packaging usage. We have been actively removing PVC from our packaging since 2005 and will continue to do so where technically feasible, excluding pharmaceutical blisters. Pharmaceutical blisters present unique challenges to transition to non-PVC alternatives including regulatory, safety and performance requirements. In 2015, we incorporated the prohibition of PVC use in packaging (excluding pharmaceutical blisters) into our Global EHS&S Standards.

	2012	2013	2014	2015
Electronic Product Take-Back				
Pounds Recycled	NA	107,852	145,961	94,615
Sterilmed Waste Reduction				
Sterilmed Devices Collected (Number of Units)	7,710,998	11,342,149	9,421,194	9,090,726
Sterilmed Devices Reprocessed (Number of Units)	5,350,283	5,625,989	5,506,859	5,040,508

Product End of Life and Disposal EN28

Managing the end of life for products is a steadily growing environmental challenge. While many of our products are completely consumed in use, this is not the case with others, including unused medicines and some medical devices. Regarding medical devices, we work with our customers to evaluate opportunities to increase the number and quantity of products that can be recycled and reprocessed. Our Sterilmed business offers an excellent example of waste reduction efforts that have other benefits. By collecting devices bound for landfills or incineration, Sterilmed is significantly reducing waste disposal while providing a cost-effective alternative for our customers.

We've also developed tools that help us ensure that our products are gentle on the environment long after you use them. When many of our products are used, they are washed off the body and enter local wastewater systems, which then feed into the broader water supply.

To better understand how our products interact with water environments, we continue to use a tool we developed in 2010 called GAIA—the Global Aquatic Ingredient Assessment™ protocol. GAIA analyzes what impact an ingredient might have on an aquatic environment, and the fish and plant life that live there. The GAIA protocol measures three key criteria that are commonly used to gauge aquatic impact:

- Persistence, or how long the ingredient would remain in the water before being degraded;
- Bioaccumulation, or how the ingredient might build up in fish or other aquatic species over time; and
- Toxicity, or how, if at all, this ingredient could negatively affect fish or other aquatic life.

Each ingredient we use is evaluated against these criteria and given a score. Then, by calculating how much of an ingredient is used in a product and the score of that ingredient, each product can be given its own score. For products with lower scores, we look to improve the formulation to reduce any potential impact on aquatic life. The tool is used to guide product developers around the world to choose environmentally preferred ingredients. The use of ingredients that are readily biodegradable and have minimal environmental impact to the ecosystem reduces our environmental footprint. In 2015, nine Consumer products received Earthwards® recognition, two of which were awarded in part for achievements in their GAIA score and for meeting the minimum GAIA score required for Earthwards® recognition.

And regarding packaging, the Care To Recycle® program was launched in fall 2013 after research showed that many Americans do not recycle in the bathroom, where most Johnson & Johnson consumer products are used or stored. The


Put A Reycle Bin In You
BathRoom
!!Please!!
!!! Reycling Is Better Than Throwing Everything Away!!!
#CARETORECY
Let's be better recyclers!
DEEPER CLEAN
LISTERINE
FRESHBURST
Aveeno
BAND-AID
#CARETORECYCLE

INCREASING RECYCLING IN THE BATHROOM Our Johnson & Johnson Family of Consumer Companies created the Care to Recycle® awareness campaign to engage consumers to remember to recycle personal care products after research showed that many Americans are not recycling in the bathroom. This poster, created for PETE's Bathroom Bin Challenge, reminds us "Recycling IS better than throwing everything away!"

program aims to increase consumer awareness of the recyclability of Johnson & Johnson Consumer Inc.'s and other personal care product packaging, and ultimately increase recycling of those items. Through the Care To Recycle® website, social media platforms like Pinterest and Facebook, partners like Recyclebank and Earth911, and relevant influencers, we're showing how recycling can help parents create a bond with their families around doing good together. Care To Recycle® seeks to present recycling as part of the creative parenting process rather than a household chore. In 2015, the program doubled consumer engagement actions (e.g. video views, quizzes, social media actions) and online research demonstrated a direct positive impact on consumer intent to recycle personal care products.

Extended Producer Responsibility

Johnson & Johnson complies with Extended Producer Responsibility regulations where they exist around the world and also invests in education programs, important partnerships and other sustainability initiatives.

- To address prescription drug abuse, we have invested in programs with proven impact, such as teen, patient and physician education programs like "Smart Moves, Smart Choices" and "Prescribe Responsibly."
- Because we believe the issue of pharmaceuticals in the environment (PIE) should be actively studied and monitored, we have invested resources in efforts to improve PIE science, like the public-private Innovative Medicines Initiative's iPIE project, in order to ensure the protection of human health and ecosystems.
- To protect patients and healthcare practitioners from sharps injuries, we have committed to designing our self-injected healthcare products and lancets with safety features that minimize the chance of a needle stick following use of the device.
- We have focused on product stewardship as critical to advancing sustainability and have been long recognized for our Earthwards® approach. It is being embedded into our product development processes, and it helps drive continuous product innovation by designing more sustainable solutions across all parts of a product's life cycle.

Reducing the Environmental Impacts of Health Care

Everything we do affects the health of the planet. From the medicines and devices used, to the buildings in which treatment is conducted to the disposal of wastes generated by healthcare institutions—the impacts are expansive. We must develop more sustainable healthcare products and services, and evaluate the way resources are used in the delivery of health care to prepare for more people on the planet one day needing access to health care.

Johnson & Johnson, in partnership with several other companies, is working with the Coalition for Sustainable Pharmaceuticals and Medical Devices (CSPM) to address the way we deliver care, to redesign services and to promote prevention. In 2015, CSPM, a partnership with the National Health Service (NHS) in the UK, released the Sustainable Care Pathways Guidance, a guidance document to enable more consistent quantification of the sustainability performance of care pathways globally, both those that already exist and new and emerging pathways, with the intent of providing support to decision makers in their choices related to improving the performance of models of care. Currently, the guidance is limited to appraising greenhouse gas (GHG) emissions, water use and waste generation, but it will be expanded to additional environmental and social metrics over time. CSPM operates with the aim of facilitating transition to a more sustainable health system internationally, through the promotion of best practice and the development of sustainability tools and guidelines related to care pathways, pharmaceuticals and medical devices.

What is a sustainable health system?

The Sustainable Development Strategy, published by the Sustainable Development Unit[15] in January 2014 for and on behalf of the National Health Service, Public Health and Social Care within the U.K. provides the following definition of a sustainable health system:

"A sustainable health and care system works within the available environmental and social resources protecting and improving health now and for future generations. This means working to reduce carbon emissions, minimizing waste and pollution, making the best use of scarce resources, building resilience to a changing climate and nurturing community strengths and assets."

Coalition for Sustainable Pharmaceuticals and Medical Devices (CSPM); Sustainable Care Pathways Guidance

15. The Sustainable Development Unit is funded by, and accountable to, NHS England and Public Health England to work across the NHS, public health and social care system.

Exhibit C

(see attached)

Strategic Framework

Product Stewardship / Earthwards®

At Johnson & Johnson, the Earthwards® approach embodies our commitment to product stewardship and defines how we address our environmental and social impacts. We use it to engage product development teams and drive continuous product innovation by designing more sustainable solutions across a product's lifecycle.





Lifecycle Impact Areas

Once compliance is confirmed, the lifecycle impacts of products are reviewed at the category level and improvements are implemented, when possible.

Read more



Our Most Sustainable Products

If a product achieves at least three significant improvements across seven impact areas, it has the opportunity to achieve Earthwards® recognition.

Read more


The earthwards approach
1
2
3
4

Our Strategy and Approach

Earthwards®, Johnson & Johnson's approach to sustainable product development, relies on innovation to improve product impacts.

Read More


Transportation
Materials
Greener
Innovation
Toxic-free
Higher price?
Total cost
Future plans
Multiple use
Energy
Certification
Compliance

Advancing Sustainability in Health Care

Our research helps us gain insight into the state of sustainable products in the health care industry and make the case that sustainability is a necessary investment.

Read more



Educating Health Care Professionals

Johnson & Johnson is committed to creating resources that help educate health care professionals about sustainability.

Read More

BROWSE STRATEGIC PILLARS

People

- Research & Development
- Access & Affordability

Places

- Environmental Responsibility / Approach
- Climate
- Water
- Material and Ingredient Management
- Waste
- Product Stewardship / Earthwards®
- Biodiversity

Practices

- Quality and Safety of Products
- Ethical Business Practices
- Human Rights
- Employee & Labor Relations Practices
- Diversity & Inclusion
- Bioethics
- Public Policy
- Economic Performance



Product Stewardship Requirements

First and foremost, every new product must achieve regulatory compliance and deliver on Johnson & Johnson's high standards.

Read more

Procurement & Supplier Management

Health-Conscious, Safe Employees

Stakeholder Engagement

Our Transparency

Accessibility Sitemap Privacy Policy Legal Notice Employees

Last Updated: 12/20/2016

Exhibit D

(see attached)

Johnson & Johnson

Our Strategic Framework

Pharmaceuticals in the Environment (PIE)

Pharmaceutical residues in the environment (PIE) are found in water bodies and some soils and sediments, primarily as the result of excretion of medicines by humans and livestock. Some pharmaceuticals survive conventional industrial and municipal wastewater treatment processes; because of this, regulations to limit levels of pharmaceuticals in water are being considered in the U.S., Europe and other parts of the world.

Johnson & Johnson supports further scientific study to better understand the impact of trace amounts of pharmaceutical and other compounds on the environment. We are actively engaged on this issue both on our own and in cooperation with academia, industry and government.

There are three main pathways by which pharmaceutical ingredients can reach the environment. The vast majority of pharmaceutical and other compounds found in water systems are a result of normal patient and consumer use and excretion into sewer and wastewater treatment systems.

A second pathway is through consumer disposal of unused or expired medicines. Johnson & Johnson supports the U.S. White House Office of National Drug Control Policy for the Proper Disposal of Prescription Pharmaceuticals. This policy suggests a combined disposal approach is best, including take-back programs when they are available, trash disposal for most medicines, and flushing for some specific pharmaceuticals, such as narcotics.

The third pathway is through wastewater from manufacturing sites. We are committed to reducing or eliminating the small amounts of active pharmaceutical ingredients discharged in the wastewater from our manufacturing sites. We monitor our pharmaceutical manufacturing wastewaters for potential toxicity to aquatic species (using whole effluent testing). Where no specific regulatory limits exist, we establish limits for wastewater toxicity.

Regulations are being proposed to address pharmaceuticals in the environment (PIE). We believe that proposed regulations governing the discharges of these residues must be strongly grounded in science, and we support further scientific research to better understand the impact of trace amounts of pharmaceutical and other compounds on the environment.

The U.S. Environmental Protection Agency has updated the list of chemicals it may examine to determine whether regulation may be necessary and has issued a Federal Register proposal to add hormones to the list of unregulated contaminants that water companies must monitor. Johnson & Johnson is monitoring this issue and has published several studies examining the safe exposure concentration levels for these compounds. In Europe, limits have been proposed on three active pharmaceutical ingredients (APIs), and additional materials are being considered for regulation.

In 2015, Johnson & Johnson, other pharmaceutical companies and the European-based Inter-Association Initiative on Pharmaceuticals in the Environment (IAI PIE), (consisting of the Association of the European Self-Medication Industry (AESGP), the European Federation of Pharmaceutical Industries and Associations (EFPIA), and Medicines for Europe), launched the Eco-Pharmaco- Stewardship (ESP) framework to address PIE. This framework is designed to:

1) develop new science and models that will enable focused environmental testing of pharmaceuticals and early identification of pharmaceutical substance properties and the associated environmental risk potential through a four-year, 10 million Euro research project;

2) evaluate and control manufacturing facility wastewater discharges, including those in the external supply chain; and

3) develop an extended environmental risk assessment process for pharmaceuticals introduced prior to 2006 when the existing risk assessment process for PIE went into effect. For more information on this effort, visit the EFPIA website.

To develop new science and continue to increase understanding of PIE risks, we continue to:

• Conduct Environmental Risk Assessments for all new drug compounds;

• Collect environmental impact data for all major pharmaceutical products, including a prioritized list of legacy (i.e., approved prior to 2006) products;

• Partner with a wide range of stakeholder groups that share our commitment to sound science and effective actions to gain a better understanding of this issue; and

• Work closely with regulatory agencies to ensure that the potential impacts of pharmaceuticals on human health and on the aquatic environment are understood and minimized.

We continue to implement our internal PIE strategic plan that will guide our efforts through 2020, including development of predicted “no effect” levels for pharmaceuticals and identification of adjustments to cleaning practices at our manufacturing sites to avoid discharging active pharmaceutical ingredients to our wastewater treatment systems. We will also continue our work on monitoring and improving our wastewater treatment. Our wastewater is treated before discharge by either a company-owned system or an off-site municipal wastewater treatment system, and often our wastewater is treated by both types of systems. We evaluate our pharmaceutical manufacturing wastewaters for pharmaceutical residues and potential toxicity to aquatic species, and, if needed, action is taken to reduce concentrations to acceptable levels.

To support the evaluation and control of manufacturing facility wastewater discharges, we are sharing best practices with our manufacturing partners. Additionally, working with other pharmaceutical companies, at the end of 2015 we published previously unpublished ecotoxicity data for over 100 pharmaceutical compounds, and Johnson & Johnson has added additional compounds to this list. This information is now available through the Temple University Water and Environmental Technology Center to Center members and to regulators upon request.

AREA OF FOCUS Water

RELATED LINKS


Water Discharge


Empowering Mothers



Our Local Community Responsibility

Water

Last Updated: 12/20/2016